

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Gideon Ben-Zvi
Chief Executive Officer
Valens Semiconductor Ltd.
8 Hanagar St.
POB 7152
Hod Hasharon 4501309
Israel

> **Re: Valens Semiconductor Ltd.**
> **Registration Statement on Form F-4**
> **Filed June 17, 2021**
> **File No. 333-257176**

Dear Mr. Ben-Zvi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed June 17, 2021

Industry and Market Data, page ii

1. Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.

Questions and Answers about the Business Combination and the Special Meeting, page vi

2. Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including

warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

3. Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction

4. Please add a question and answer that addresses the equity stake that current Valens securityholders and current PTK securityholders will have in the Company after the business combination. Further, please provide an expanded breakdown of to disclose the ownership percentage of PTK public stockholders, Sponsor, and PIPE investors. In that regard, we note your disclosure on page 2 and elsewhere.

How do I exercise my redemption rights?, page viii

5. Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

What interests do the Sponsor and the current officers and directors of PTK have in the Business Combination?, page x

6. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

7. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

8. Please revise the first bullet point to provide the number of Founder Shares held by the Sponsor.

Interests of PTK's Directors and Officers in the Business Combination, page 6

9. Please quantify the aggregate dollar amounts contributed by the sponsor and affiliates and describe the nature of what the sponsor and the affiliates have at risk and are dependent on the completion of the business combination. Include the current value of the securities held, loans extended, fees due and out of pocket expenses for which the sponsor and affiliates are awaiting reimbursement. Provide similar disclosure for officers and directors, if material.

Gideon Ben-Zvi
Valens Semiconductor Ltd.
July 15, 2021
Page 3

Risk Factors, page 11

10. Please disclose the material risks to unaffiliated investors presented by taking the
     company public through a merger rather than an underwritten offering. These risks could
     include the absence of due diligence conducted by an underwriter that would be subject to
     liability for any material misstatements or omissions in a registration statement.

Our amended and restated articles of association to be effective upon the closing of the Business
Combination provide that unless we ..., page 34

11. Please disclose the exclusive forum provision in the amended and restated articles of
     association to be effective upon closing of the Business Combination will not apply to
     causes of actions arising under the U.S. Securities Exchange Act of 1934, as amended. In
     this regard, we note section 72(a) on page B-27 of Annex B.

PTK's Board of Directors' Reason for the Business Combination, page 68

12. The assumptions provided appears to serve as a basis for prospective financial information
     that cover the years through 2026. We note your disclosure that the PTK board of
     directors is projecting revenue to grow to approximately "$1B+ in 2030." Please provide
     the basis and material assumptions underlying this projection.

Unaudited Prospective Financial Information of Valens, page 71

13. We note your disclosure on page 72 that the prospective financial information was
     prepared using several assumptions. Please revise to describe the assumptions, such as
     headcount, with greater specificity and quantify where practicable.

Investors' Rights Agreement, page 90

14. Please disclose whether there are any maximum cash penalties under the registration
     rights agreement, if applicable. Please also disclose any additional penalties resulting from
     delays in registering your common stock. Refer to ASC 825-20-50-1.

Facilities, page 114

15. Please file your material lease agreements as exhibits to your registration statement. Refer
     to Item 21 of Form F-4 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Contractual Obligations, page 117

16. It appears that underwriting fees remain constant and are not adjusted based on
     redemptions. Revise your disclosure to disclose the effective underwriting fee on a
     percentage basis for shares at each redemption level presented in your sensitivity analysis
     related to dilution.

Critical Accounting Policies and Estimates, page 135

17.   We note your critical accounting policy disclosures related to revenue recognition, stock-based compensation, ordinary shares valuations, fair value of financial instruments and inventory appear to repeat the disclosures in your summary of significant accounting policies footnote. Please be advised these disclosures are meant to provide investors greater insight into the quality and variability of information regarding your financial condition and operating performance. While accounting policy notes in financial statements generally describe the methods used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from application over time. For example, please expand your disclosures to quantify and discuss the impact of your estimates related to enforceable rights, material rights, variable considerations, cash flow assumptions used for ordinary shares valuations and assumptions and estimates for fair value of financial instruments, stock-based compensation and inventory during each period presented and to address how management estimated the amounts, including management's accuracy of prior estimates relative to actual experience, where applicable.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 143

18.   Please revised your balance sheets as of December 31, 2020 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 145

19.   In regard to the income tax expense recorded during period ended December 31, 2020, we note you have not included any pro forma adjustments related to income taxes. Given the changes in financial income under each redemption scenario, please clarify how you determined no pro forma adjustments related to income taxes are necessary.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Combined Balance Sheets, page 148

20.   In regards to footnote (B), you indicated that there were estimated transaction costs of $26,212 thousand under both redemption scenarios. Please reflect the transactions costs related to PTK and any transaction costs related to Valens that are not offering costs or issuance costs in the pro forma statement of operations under both redemption scenarios.

Certain Material U.S. Federal Income Tax Considerations, page 173

21.   Please delete the term "Certain" from the title of this section.

22.   We note the disclosure that it is "intended" that the business combination to be a reorganization within the meaning of Section 368(a) of the Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with

respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your risk factor on page 52 relating to the material tax consequences of the business combination to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 217

23. Please revise the footnotes to the table to disclose the natural person that holds the voting and/or investment power of the shares held by the entities.

24. Pease disclose the portion of each class of the company's securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

25. In addition to disclosing the beneficial ownership of your sponsor and its affiliates, also disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond sixty days.

Note 2 - Summary of Significant Accounting Policies
m. Revenue recognition, page F-11

26. You indicate that when a contract with a customer includes a material right to acquire future goods or services, the Company allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration. Please tell us what consideration you gave to recognizing revenues for this customer option when those future goods or services are transferred or when the option expires. Please also clarify whether you are accounting for this customer option as a contract modification or as a continuation of an existing contract. Please refer to ASC 606-10-55-42.

Gideon Ben-Zvi
Valens Semiconductor Ltd.
July 15, 2021
Page 6

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene at 202-551-3733 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sergio Chinos at 202-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Kaplan